GMAC RFC

Statement to Certificateholder

Distribution Information	Deal Information	
1. Distribution Summary	Deal Name:	Residential Asset Securities Corp, 2006-KS1
2. Factor Summary	Asset Type:	Home Equity Mortgage Asset Backed Pass-Through Certificates
3. Components Information *(Not Applicable)*		
4. Interest Summary	Closing Date:	01/26/2006
	First Distribution Date:	02/25/2006
5. Other Income Detail	Determination Date:	11/20/2006
6. Interest Shortfalls, Compensation and Expenses	Distribution Date:	11/27/2006
7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts	Record Date:	
	Book-Entry:	11/22/2006
8. Collateral Summary	Definitive:	10/31/2006
9. Repurchase Information		
10. Loan Status Report (Delinquencies)		
11. Deal Delinquencies (30 Day Buckets)	Trustee:	Us Bank, Inc.
12. Loss Mitigation and Servicing Modifications	Main Telephone:	651-495-7000
13. Losses and Recoveries	GMAC-RFC	
14. Credit Enhancement Report	Bond Administrator:	Perry Bons
15. Distribution Percentages *(Not Applicable)*	Telephone:	818-260-1441
16. Overcollateralization Summary	Pool(s) :	40268,40267
17. Excess Cash Flow, Overcollateralization Provisions and Derivative Amounts		
18. Performance Tests		
19. Lender Paid Mortgage Insurance *(Not Applicable)*		
20. Comments		

GMAC RFC

Statement to Certificateholder

Residential Asset Securities Corp, 2006-KS1
November 27, 2006

1. Distribution Summary

Class	CUSIP	Original Face Value	Beginning Notional / Principal Balance	Pass - Through Rate	Principal Distribution	Interest Distribution	Total Distribution (3) + (4) = (5)	Principal Loss	Interest Loss	Deferred Interest	Ending Notional/ Principal Balance (1)-(3)-(6)+(8)=(9)
			(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
A-1	76113AAC5	339,000,000.00	222,904,529.08	5.39000000	16,861,833.72	1,101,334.13	17,963,167.85	0.00	0.00	0.00	206,042,695.36
A-2	76113AAD3	134,500,000.00	134,500,000.00	5.46000000	0.00	673,172.50	673,172.50	0.00	0.00	0.00	134,500,000.00
A-3	76113AAE1	170,300,000.00	170,300,000.00	5.54000000	0.00	864,840.17	864,840.17	0.00	0.00	0.00	170,300,000.00
A-4	76113AAF8	45,834,000.00	45,834,000.00	5.62000000	0.00	236,121.49	236,121.49	0.00	0.00	0.00	45,834,000.00
M-1	76113AAG6	32,246,000.00	32,246,000.00	5.70000000	0.00	168,485.35	168,485.35	0.00	0.00	0.00	32,246,000.00
M-2	76113AAH4	27,947,000.00	27,947,000.00	5.72000000	0.00	146,535.44	146,535.44	0.00	0.00	0.00	27,947,000.00
M-3	76113AAJ0	16,768,000.00	16,768,000.00	5.74000000	0.00	88,227.63	88,227.63	0.00	0.00	0.00	16,768,000.00
M-4	76113AAK7	15,048,000.00	15,048,000.00	5.85000000	0.00	80,694.90	80,694.90	0.00	0.00	0.00	15,048,000.00
M-5	76113AAL5	14,618,000.00	14,618,000.00	5.90000000	0.00	79,059.02	79,059.02	0.00	0.00	0.00	14,618,000.00
M-6	76113AAM3	12,898,000.00	12,898,000.00	6.00000000	0.00	70,939.00	70,939.00	0.00	0.00	0.00	12,898,000.00
M-7	76113AAN1	12,898,000.00	12,898,000.00	6.52000000	0.00	77,087.05	77,087.05	0.00	0.00	0.00	12,898,000.00
M-8	76113AAP6	9,459,000.00	9,459,000.00	6.61093695	0.00	58,700.98	58,700.98	0.00	0.00	0.00	9,459,000.00
M-9	76113AAQ4	8,599,000.00	8,599,000.00	6.61093695	0.00	61,640.50	61,640.50	0.00	0.00	0.00	8,599,000.00
SB	76113ABE0	19,885,287.99	19,780,006.62	0.00000000	0.00	1,356,251.74	1,356,251.74	0.00	0.00	0.00	19,780,006.62
R-I		0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
R-II		0.00	0.00	0.00000000	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deal Totals		**860,000,287.99**	**743,799,535.70**		**16,861,833.72**	**5,063,089.90**	**21,924,923.62**	**0.00**	**0.00**	**0.00**	**726,937,701.98**

GMAC RFC

2. Factor Summary

Amount /Original Amount per $1000 unit)

Class	CUSIP	Beginning Notional/ Principal Balance Factor	Principal Distribution Factor	Interest Distribution Factor	Total Distribution Factor	Deferred Interest Factor	Interest Shortfall Factor	Ending Notional/ Principal Balance Factor
A-1	76113AAC5	657.53548401	49.73992248	3.24877324	52.98869572	0.00000000	0.00000000	607.79556153
A-2	76113AAD3	1,000.00000000	0.00000000	5.00500000	5.00500000	0.00000000	0.00000000	1,000.00000000
A-3	76113AAE1	1,000.00000000	0.00000000	5.07833335	5.07833335	0.00000000	0.00000000	1,000.00000000
A-4	76113AAF8	1,000.00000000	0.00000000	5.15166667	5.15166667	0.00000000	0.00000000	1,000.00000000
M-1	76113AAG6	1,000.00000000	0.00000000	5.22500000	5.22500000	0.00000000	0.00000000	1,000.00000000
M-2	76113AAH4	1,000.00000000	0.00000000	5.24333345	5.24333345	0.00000000	0.00000000	1,000.00000000
M-3	76113AAJ0	1,000.00000000	0.00000000	5.26166687	5.26166687	0.00000000	0.00000000	1,000.00000000
M-4	76113AAK7	1,000.00000000	0.00000000	5.36250000	5.36250000	0.00000000	0.00000000	1,000.00000000
M-5	76113AAL5	1,000.00000000	0.00000000	5.40833356	5.40833356	0.00000000	0.00000000	1,000.00000000
M-6	76113AAM3	1,000.00000000	0.00000000	5.50000000	5.50000000	0.00000000	0.00000000	1,000.00000000
M-7	76113AAN1	1,000.00000000	0.00000000	5.97666693	5.97666693	0.00000000	0.00000000	1,000.00000000
M-8	76113AAP6	1,000.00000000	0.00000000	6.20583360	6.20583360	0.00000000	0.00000000	1,000.00000000
M-9	76113AAQ4	1,000.00000000	0.00000000	7.16833353	7.16833353	0.00000000	0.00000000	1,000.00000000
SB [1]	76113ABE0							
R-I		0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000
R-II		0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000	0.00000000

[1] Factors not reported for OC Classes

Deal Factor :	84.52761146%
Group 1 Factor :	88.67654846%
Group 2 Factor :	83.76792129%

4. Interest Summary

The following section only reports information for classes that have accrued interest for this distribution.

Class	Accrual Period		Accrual Methodology	Beginning Notional/Principal Balance	Pass-Through Rate	Optimal Interest Amount	Interest Loss	Deferred Interest	Interest Shortfall Amount	Other Income	Interest Distribution (1)-(2)-(3)-(4)+(5)=(6)	Accrued Certificate Interest Remaining Unpaid
	Start	End				(1)	(2)	(3)	(4)	(5)	(6)	
A-1	10/25/2006	11/26/2006	Actual/360	222,904,529.08	5.39000000	1,101,334.13	0.00	0.00	0.00	0.00	1,101,334.13	0.00
A-2	10/25/2006	11/26/2006	Actual/360	134,500,000.00	5.46000000	673,172.50	0.00	0.00	0.00	0.00	673,172.50	0.00
A-3	10/25/2006	11/26/2006	Actual/360	170,300,000.00	5.54000000	864,840.17	0.00	0.00	0.00	0.00	864,840.17	0.00
A-4	10/25/2006	11/26/2006	Actual/360	45,834,000.00	5.62000000	236,121.49	0.00	0.00	0.00	0.00	236,121.49	0.00
M-1	10/25/2006	11/26/2006	Actual/360	32,246,000.00	5.70000000	168,485.35	0.00	0.00	0.00	0.00	168,485.35	0.00
M-2	10/25/2006	11/26/2006	Actual/360	27,947,000.00	5.72000000	146,535.44	0.00	0.00	0.00	0.00	146,535.44	0.00
M-3	10/25/2006	11/26/2006	Actual/360	16,768,000.00	5.74000000	88,227.63	0.00	0.00	0.00	0.00	88,227.63	0.00
M-4	10/25/2006	11/26/2006	Actual/360	15,048,000.00	5.85000000	80,694.90	0.00	0.00	0.00	0.00	80,694.90	0.00
M-5	10/25/2006	11/26/2006	Actual/360	14,618,000.00	5.90000000	79,059.02	0.00	0.00	0.00	0.00	79,059.02	0.00
M-6	10/25/2006	11/26/2006	Actual/360	12,898,000.00	6.00000000	70,939.00	0.00	0.00	0.00	0.00	70,939.00	0.00
M-7	10/25/2006	11/26/2006	Actual/360	12,898,000.00	6.52000000	77,087.05	0.00	0.00	0.00	0.00	77,087.05	0.00
M-8	10/25/2006	11/26/2006	Actual/360	9,459,000.00	6.61093695	58,700.98	0.00	0.00	0.00	0.00	58,700.98	0.00
M-9	10/25/2006	11/26/2006	Actual/360	8,599,000.00	6.61093695	61,640.50	0.00	0.00	0.00	0.00	61,640.50	0.00
SB	10/01/2006	10/31/2006	Actual/360	19,780,006.62	0.00000000	0.00	0.00	0.00	0.00	1,356,251.74	1,356,251.74	0.00
Deal Totals				**743,799,535.70**		**3,706,838.16**	**0.00**	**0.00**	**0.00**	**1,356,251.74**	**5,063,089.90**	**0.00**

Current Index Rates

Index Type	Rate	Classes
USLIB TEL 25 -2BD	5.32000000	A-1, A-2, A-3, M-1, M-3, M-5, M-7, M-9, M-8, M-6, M-4, M-2, A-4

5. Other Income Detail

Class	Prepayment Charges	Remaining Excess Cash Flow and OC Release Amount	Other Income Distributiion
	(1)	(2)	(1) + (2) = (3)
SB	176,105.71	1,180,146.03	1,356,251.74
Deal Totals	**176,105.71**	**1,180,146.03**	**1,356,251.74**



6. Interest Shortfalls, Compensation and Expenses

	Current Prepayment Interest Shortfall Amount	Compensating Interest	Net Prepayment Interest Shortfall Amount (1) - (2)=(3)	Civil Relief Act Shortfall Count	Civil Relief Act Shortfall Amount	Compensation		Advances		Allowable Expenses per Governing Documents	Non - Recoverable Advances
						Subservicer	Master Servicer	Subservicer	Master Servicer		
	(1)	(2)	(3)								
Group 1	7,052.48	7,052.48	0.00	0	0.00	32,808.96	0.00	52,582.82	608.18	0.00	0.00
Group 2	38,392.31	38,392.31	0.00	1	269.85	206,541.60	0.00	487,378.90	21,580.02	0.00	0.00
Deal Totals	**45,444.79**	**45,444.79**	**0.00**	**1**	**269.85**	**239,350.56**	**0.00**	**539,961.72**	**22,188.20**	**0.00**	**0.00**

7. Prepayment Interest and Basis Risk/Net WAC Shortfall Amounts

(A) Prepayment Interest Shortfall Amounts

Class	Current Period	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
	(1)	(2)	(3)	(4)	(5)
A-1	0.00	0.00	0.00	0.00	0.00
A-2	0.00	0.00	0.00	0.00	0.00
A-3	0.00	0.00	0.00	0.00	0.00
A-4	0.00	0.00	0.00	0.00	0.00
M-1	0.00	0.00	0.00	0.00	0.00
M-2	0.00	0.00	0.00	0.00	0.00
M-3	0.00	0.00	0.00	0.00	0.00
M-4	0.00	0.00	0.00	0.00	0.00
M-5	0.00	0.00	0.00	0.00	0.00
M-6	0.00	0.00	0.00	0.00	0.00
M-7	0.00	0.00	0.00	0.00	0.00
M-8	0.00	0.00	0.00	0.00	0.00
M-9	0.00	0.00	0.00	0.00	0.00
SB	0.00	0.00	0.00	0.00	0.00
R-I	0.00	0.00	0.00	0.00	0.00
R-II	0.00	0.00	0.00	0.00	0.00
Deal Totals	**0.00**	**0.00**	**0.00**	**0.00**	**0.00**

(B) Basis Risk/Net WAC Shortfall Amounts

Current Period Uncompensated	Prior Unpaid	Prior Unpaid Accrued Interest	Total Paid	Remaining Unpaid (1)+(2)+(3)-(4)=(5)
(1)	(2)	(3)	(4)	(5)
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
1,379.20	0.00	0.00	1,379.20	0.00
9,530.34	0.00	0.00	9,530.34	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
0.00	0.00	0.00	0.00	0.00
10,909.54	**0.00**	**0.00**	**10,909.54**	**0.00**

GMAC RFC

8. Collateral Summary

A. Loan Count and Balances

		Original Loan Count/ Scheduled Principal Balance	Beginning Loan Count/ Scheduled Principal Balance	Scheduled Principal	Curtailments	Payoffs	Matured Loans	Repurchases	Beginning Aggregate Scheduled Principal Balance of Liquidations/ Charge-offs	Ending Loan Count/Scheduled Principal Balance
Group 1	Count	1,433	1,298	N/A	171	22	0	0	4	1,272
	Balance/Amount	133,099,080.19	120,219,979.11	92,648.63	16,468.44	1,995,128.92	N/A	0.00	88,062.77	118,027,670.35
Group 2	Count	4,471	3,954	N/A	393	72	0	3	4	3,875
	Balance/Amount	726,901,207.80	623,579,556.59	354,376.13	19,532.30	13,019,891.76	N/A	429,503.43	846,221.34	608,910,031.63
Deal Totals	Count	**5,904**	**5,252**	**N/A**	**564**	**94**	**0**	**3**	**8**	5,147
	Balance/Amount	**860,000,287.99**	**743,799,535.70**	**447,024.76**	**36,000.74**	**15,015,020.68**	**N/A**	**429,503.43**	**934,284.11**	**726,937,701.98**

B. Weighted Averages

	Beginning Weighted Average Gross Mortgage Rate	Ending Weighted Average Gross Mortgage Rate	Ending Weighted Average Remaining Amortization Term	Ending Weighted Average Months to Maturity	Beginning Weighted Average Net Mortgage Rate	Ending Weighted Average Net Mortgage Rate	Beginning Weighted Average Unmodified Net Mortgage Rate	Net Weighted Average Cap Rate	Weighted Average Net Rate
Group 1	8.24080781	8.22282683	339.81	303.13	7.85901261	7.84290495	7.85906708	6.61093695	7.27203065
Group 2	7.61286790	7.60897306	353.49	347.93	7.15833652	7.15454308	7.15885582	6.61093695	7.27203065
Deal Totals	**7.71436154**	**7.70864010**	**351.27**	**340.66**	**7.27158648**	**7.26630747**	**7.27203065**	**N/A**	**N/A**

C. Constant Prepayment Rate

	1 Month CPR	3 Month CPR	6 Month CPR	12 Month CPR	Life CPR
1	19.07%	18.07%	15.86%		12.67%
2	24.33%	25.28%	24.05%		18.61%
Deal Totals	**23.51%**	**24.16%**	**22.80%**		**17.69%**

9. Repurchases

		Breaches Of Representations and Warranties	ARM Conversions	Optional Repurchases of Defaulted Loans	Others	Total (1)+(2)+(3)+(4)=(5)
		(1)	(2)	(3)	(4)	(5)
Group 1	Count	0	0	0	0	0
	Scheduled Balance	0.00	0.00	0.00	0.00	0.00
Group 2	Count	3	0	0	0	3
	Scheduled Balance	429,503.43	0.00	0.00	0.00	429,503.43
Deal Totals	**Count**	**3**	**0**	**0**	**0**	**3**
	Scheduled Balance	**429,503.43**	**0.00**	**0.00**	**0.00**	**429,503.43**

10. Loan Status Report

Delinquency Calculation Method: Office of Thrift Supervision

Deal Totals	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	4,534	643,842,996.85	20	2,368,567.18	0	0.00	0	0.00	0.00	4,554	646,211,564.03
30 days	209	29,722,834.63	4	438,517.20	1	79,311.43	0	0.00	0.00	214	30,240,663.26
60 days	105	13,125,090.88	5	579,996.35	5	952,107.51	0	0.00	0.00	115	14,657,194.74
90 days	29	2,849,242.08	6	631,107.55	24	3,969,451.14	0	0.00	0.00	59	7,449,800.77
120 days	19	2,223,613.18	7	568,621.72	35	5,535,102.68	1	127,712.30	128,216.51	62	8,455,049.88
150 days	5	793,674.57	7	718,547.47	33	5,214,403.44	5	1,004,909.72	1,009,138.72	50	7,731,535.20
180 days	7	700,018.43	5	350,956.80	24	3,483,282.82	7	809,430.07	814,136.02	43	5,343,688.12
181+ days	5	736,552.90	3	303,221.42	29	4,343,870.85	13	1,464,560.81	1,473,239.31	50	6,848,205.98
Total	**4,913**	**693,994,023.52**	**57**	**5,959,535.69**	**151**	**23,577,529.87**	**26**	**3,406,612.90**	**3,424,730.56**	**5,147**	**726,937,701.98**
Current	88.09%	88.57%	0.39%	0.33%	0.00%	0.00%	0.00%	0.00%	0.00%	88.48%	88.90%
30 days	4.06%	4.09%	0.08%	0.06%	0.02%	0.01%	0.00%	0.00%	0.00%	4.16%	4.16%
60 days	2.04%	1.81%	0.10%	0.08%	0.10%	0.13%	0.00%	0.00%	0.00%	2.23%	2.02%
90 days	0.56%	0.39%	0.12%	0.09%	0.47%	0.55%	0.00%	0.00%	0.00%	1.15%	1.02%
120 days	0.37%	0.31%	0.14%	0.08%	0.68%	0.76%	0.02%	0.02%	0.02%	1.20%	1.16%
150 days	0.10%	0.11%	0.14%	0.10%	0.64%	0.72%	0.10%	0.14%	0.14%	0.97%	1.06%
180 days	0.14%	0.10%	0.10%	0.05%	0.47%	0.48%	0.14%	0.11%	0.11%	0.84%	0.74%
181+ days	0.10%	0.10%	0.06%	0.04%	0.56%	0.60%	0.25%	0.20%	0.20%	0.97%	0.94%
Total	**95.45%**	**95.47%**	**1.11%**	**0.82%**	**2.93%**	**3.24%**	**0.51%**	**0.47%**	**0.47%**	**100.00%**	**100.00%**

GMAC RFC

Statement to Certificateholder

Residential Asset Securities Corp, 2006-KS1

November 27, 2006

Group 1	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	1,177	110,928,248.61	3	154,338.40	0	0.00	0	0.00	0.00	1,180	111,082,587.01
30 days	34	3,165,231.79	1	89,675.11	0	0.00	0	0.00	0.00	35	3,254,906.90
60 days	25	1,773,689.56	1	23,885.30	0	0.00	0	0.00	0.00	26	1,797,574.86
90 days	9	384,042.63	1	27,937.80	2	236,909.18	0	0.00	0.00	12	648,889.61
120 days	5	283,084.79	1	13,894.70	4	450,232.61	0	0.00	0.00	10	747,212.10
150 days	0	0.00	1	19,953.81	2	140,012.61	0	0.00	0.00	3	159,966.42
180 days	2	173,460.18	1	19,722.36	0	0.00	2	72,795.72	73,069.65	5	265,978.26
181+ days	0	0.00	0	0.00	1	70,555.19	0	0.00	0.00	1	70,555.19
Total	1,252	116,707,757.56	9	349,407.48	9	897,709.59	2	72,795.72	73,069.65	1,272	118,027,670.35

Current	92.53%	93.98%	0.24%	0.13%	0.00%	0.00%	0.00%	0.00%	0.00%	92.77%	94.12%
30 days	2.67%	2.68%	0.08%	0.08%	0.00%	0.00%	0.00%	0.00%	0.00%	2.75%	2.76%
60 days	1.97%	1.50%	0.08%	0.02%	0.00%	0.00%	0.00%	0.00%	0.00%	2.04%	1.52%
90 days	0.71%	0.33%	0.08%	0.02%	0.16%	0.20%	0.00%	0.00%	0.00%	0.94%	0.55%
120 days	0.39%	0.24%	0.08%	0.01%	0.31%	0.38%	0.00%	0.00%	0.00%	0.79%	0.63%
150 days	0.00%	0.00%	0.08%	0.02%	0.16%	0.12%	0.00%	0.00%	0.00%	0.24%	0.14%
180 days	0.16%	0.15%	0.08%	0.02%	0.00%	0.00%	0.16%	0.06%	0.06%	0.39%	0.23%
181+ days	0.00%	0.00%	0.00%	0.00%	0.08%	0.06%	0.00%	0.00%	0.00%	0.08%	0.06%
Total	98.43%	98.88%	0.71%	0.30%	0.71%	0.76%	0.16%	0.06%	0.06%	100.00%	100.00%

Group 2	Current / Delinquent		Bankruptcy		Foreclosure		REO			Total	
	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Count	Scheduled Balance	Actual Balance	Count	Scheduled Balance
Current	3,357	532,914,748.24	17	2,214,228.78	0	0.00	0	0.00	0.00	3,374	535,128,977.02
30 days	175	26,557,602.84	3	348,842.09	1	79,311.43	0	0.00	0.00	179	26,985,756.36
60 days	80	11,351,401.32	4	556,111.05	5	952,107.51	0	0.00	0.00	89	12,859,619.88
90 days	20	2,465,199.45	5	603,169.75	22	3,732,541.96	0	0.00	0.00	47	6,800,911.16
120 days	14	1,940,528.39	6	554,727.02	31	5,084,870.07	1	127,712.30	128,216.51	52	7,707,837.78
150 days	5	793,674.57	6	698,593.66	31	5,074,390.83	5	1,004,909.72	1,009,138.72	47	7,571,568.78
180 days	5	526,558.25	4	331,234.44	24	3,483,282.82	5	736,634.35	741,066.37	38	5,077,709.86
181+ days	5	736,552.90	3	303,221.42	28	4,273,315.66	13	1,464,560.81	1,473,239.31	49	6,777,650.79
Total	3,661	577,286,265.96	48	5,610,128.21	142	22,679,820.28	24	3,333,817.18	3,351,660.91	3,875	608,910,031.63

Current	86.63%	87.52%	0.44%	0.36%	0.00%	0.00%	0.00%	0.00%	0.00%	87.07%	87.88%
30 days	4.52%	4.36%	0.08%	0.06%	0.03%	0.01%	0.00%	0.00%	0.00%	4.62%	4.43%
60 days	2.06%	1.86%	0.10%	0.09%	0.13%	0.16%	0.00%	0.00%	0.00%	2.30%	2.11%
90 days	0.52%	0.40%	0.13%	0.10%	0.57%	0.61%	0.00%	0.00%	0.00%	1.21%	1.12%
120 days	0.36%	0.32%	0.15%	0.09%	0.80%	0.84%	0.03%	0.02%	0.02%	1.34%	1.27%
150 days	0.13%	0.13%	0.15%	0.11%	0.80%	0.83%	0.13%	0.17%	0.17%	1.21%	1.24%
180 days	0.13%	0.09%	0.10%	0.05%	0.62%	0.57%	0.13%	0.12%	0.12%	0.98%	0.83%
181+ days	0.13%	0.12%	0.08%	0.05%	0.72%	0.70%	0.34%	0.24%	0.24%	1.26%	1.11%
Total	94.48%	94.81%	1.24%	0.92%	3.66%	3.72%	0.62%	0.55%	0.55%	100.00%	100.00%

11. Delinquency Data

	Totals Count	Totals Balance
	% Count	% Balance
1 Month	214	30,240,663.26
	4.16%	4.16%
2 Months	115	14,657,194.74
	2.23%	2.02%
3 Months	59	7,449,800.77
	1.15%	1.02%
4 Months	62	8,455,049.88
	1.20%	1.16%
5 Months	50	7,731,535.20
	0.97%	1.06%
6 Months	43	5,343,688.12
	0.84%	0.74%
7 Months	16	1,764,809.07
	0.31%	0.24%
8 Months	23	3,570,954.88
	0.45%	0.49%
9 Months	8	922,443.33
	0.16%	0.13%
10 Months	2	520,960.50
	0.04%	0.07%
11 Months	1	69,038.20
	0.02%	0.01%
12 Months	0	0.00
	0.00%	0.00%

	Totals Count	Totals Balance
	% Count	% Balance
13 Months	0	0.00
	0.00%	0.00%
14 Months	0	0.00
	0.00%	0.00%
15 Months	0	0.00
	0.00%	0.00%
16 Months	0	0.00
	0.00%	0.00%
17 Months	0	0.00
	0.00%	0.00%
18 Months	0	0.00
	0.00%	0.00%
19 Months	0	0.00
	0.00%	0.00%
20 Months	0	0.00
	0.00%	0.00%
21 Months	0	0.00
	0.00%	0.00%
22 Months	0	0.00
	0.00%	0.00%
23 Months	0	0.00
	0.00%	0.00%
24 Months	0	0.00
	0.00%	0.00%

	Totals Count	Totals Balance
	% Count	% Balance
25 Months	0	0.00
	0.00%	0.00%
26 Months	0	0.00
	0.00%	0.00%
27 Months	0	0.00
	0.00%	0.00%
28 Months	0	0.00
	0.00%	0.00%
29 Months	0	0.00
	0.00%	0.00%
30 Months	0	0.00
	0.00%	0.00%
31 Months	0	0.00
	0.00%	0.00%
32 Months	0	0.00
	0.00%	0.00%
33 Months	0	0.00
	0.00%	0.00%
34 Months	0	0.00
	0.00%	0.00%
35 Months	0	0.00
	0.00%	0.00%
36 Months	0	0.00
	0.00%	0.00%

	Totals Count	Totals Balance
	% Count	% Balance
37 Months	0	0.00
	0.00%	0.00%
38 Months	0	0.00
	0.00%	0.00%
39 Months	0	0.00
	0.00%	0.00%
40 Months	0	0.00
	0.00%	0.00%
41 Months	0	0.00
	0.00%	0.00%
42 Months	0	0.00
	0.00%	0.00%
43 Months	0	0.00
	0.00%	0.00%
44 Months	0	0.00
	0.00%	0.00%
45 Months	0	0.00
	0.00%	0.00%
46 Months	0	0.00
	0.00%	0.00%
47 Months	0	0.00
	0.00%	0.00%
48 Months	0	0.00
	0.00%	0.00%

	Totals Count	Totals Balance
	% Count	% Balance
49 Months	0	0.00
	0.00%	0.00%
50 Months	0	0.00
	0.00%	0.00%
51 Months	0	0.00
	0.00%	0.00%
52 Months	0	0.00
	0.00%	0.00%
53 Months	0	0.00
	0.00%	0.00%
54 Months	0	0.00
	0.00%	0.00%
55 Months	0	0.00
	0.00%	0.00%
56 Months	0	0.00
	0.00%	0.00%
57 Months	0	0.00
	0.00%	0.00%
58 Months	0	0.00
	0.00%	0.00%
59 Months	0	0.00
	0.00%	0.00%
60+ Months	0	0.00
	0.00%	0.00%

12. Loss Mitigation and Servicing Modifications

	Modification Type	Current Count	Current Scheduled Balance	1 Payment Count	1 Payment Scheduled Balance	2 Payments Count	2 Payments Scheduled Balance	3+ Payments Count	3+ Payments Scheduled Balance	Foreclosure Count	Foreclosure Scheduled Balance	REO Count	REO Scheduled Balance	Total Count	Total Scheduled Balance
Group 1	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	1	19,249.22	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	1	19,249.22
Group 2	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Deal Totals	**Capitalizations**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**
	Other Modifications	**1**	**19,249.22**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**1**	**19,249.22**

	Modification Type	Payoffs Current Month Count	Payoffs Current Month Scheduled Balance	Payoffs Cumulative Count	Payoffs Cumulative Scheduled Balance	Repurchases Current Month Count	Repurchases Current Month Scheduled Balance	Repurchases Cumulative Count	Repurchases Cumulative Scheduled Balance	Liquidations Current Month Count	Liquidations Current Month Scheduled Balance	Liquidations Cumulative Count	Liquidations Cumulative Scheduled Balance	Total Current Month Count	Total Current Month Scheduled Balance	Total Cumulative Count	Total Cumulative Scheduled Balance
Group 1	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Group 2	Capitalizations	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
	Other Modifications	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00	0	0.00
Deal Totals	**Capitalizations**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**
	Other Modifications	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**	**0**	**0.00**

13. Losses and Recoveries

A. Current Cycle Realized Losses

	Current Period Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Group 1	Loss Count	0	7	1	0	8
	Beginning Aggregate Scheduled Balance	0.00	88,062.77	19,259.10	0.00	107,321.87
	Principal Portion of Loss	0.00	88,062.77	0.00	0.00	88,062.77
	Interest Portion of Loss	0.00	4,602.95	5.46	0.00	4,608.41
	Total Realized Loss	0.00	92,665.72	5.46	0.00	92,671.18
Group 2	Loss Count	5	0	0	0	5
	Beginning Aggregate Scheduled Balance	637,568.36	0.00	0.00	0.00	637,568.36
	Principal Portion of Loss	129,055.09	0.00	0.00	0.00	129,055.09
	Interest Portion of Loss	1,596.91	0.00	0.00	0.00	1,596.91
	Total Realized Loss	130,652.00	0.00	0.00	0.00	130,652.00
Deal Totals	**Loss Count**	**5**	**7**	**1**	**0**	**13**
	Beginning Aggregate Scheduled Balance	**637,568.36**	**88,062.77**	**19,259.10**	**0.00**	**744,890.23**
	Principal Portion of Loss	**129,055.09**	**88,062.77**	**0.00**	**0.00**	**217,117.86**
	Interest Portion of Loss	**1,596.91**	**4,602.95**	**5.46**	**0.00**	**6,205.32**
	Total Realized Loss	**130,652.00**	**92,665.72**	**5.46**	**0.00**	**223,323.18**

B. Cumulative Realized Losses

	Cumulative Realized Losses	Liquidations	Charge-Offs	Servicing Modifications	Bankruptcy Losses	Total
Group 1	Loss Count	0	17	1	0	18
	Total Realized Loss	0.00	558,443.28	27.31	0.00	558,470.59
Group 2	Loss Count	11	0	0	0	11
	Total Realized Loss	278,539.78	0.00	0.00	0.00	278,539.78
Deal Totals	**Loss Count**	**11**	**17**	**1**	**0**	**29**
	Total Realized Loss	**278,539.78**	**558,443.28**	**27.31**	**0.00**	**837,010.37**

C. Subsequent Recoveries

Subsequent Recoveries		Current Period	Cumulative
Group 1	Subsequent Recoveries Count	1	4
	Subsequent Recoveries	347.48	81,643.89
	Net Loss [1]	92,323.70	476,826.70
	Net Loss % [2]	0.07%	0.36%
Group 2	Subsequent Recoveries Count	0	0
	Subsequent Recoveries	0.00	0.00
	Net Loss [1]	130,652.00	278,539.78
	Net Loss % [2]	0.02%	0.04%
Deal Totals	**Subsequent Recoveries Count**	**1**	**4**
	Subsequent Recoveries	**347.48**	**81,643.89**
	Net Loss [1]	**222,975.70**	**755,366.48**
	Net Loss % [2]	**0.03%**	**0.09%**

[1] Total Realized Loss less Subsequent Recoveries

[2] Net Loss % of Original Balance

D. Default Percentages

Default Loss Percentage		1 Month	3 Months	6 Months	12 Months	Life of Deal
Group 1	Monthly Default Rate	0.07%	0.09%	0.07%		0.04 %
	Constant Default Rate	0.88%	1.05%	0.85%		0.51%
Group 2	Monthly Default Rate	0.14%	0.08%	0.05%		0.03 %
	Constant Default Rate	1.62%	1.00%	0.65%		0.39%
Deal Totals	**Monthly Default Rate**	**0.13%**	**0.08%**	**0.06%**		**0.03 %**
	Constant Default Rate	**1.50%**	**1.01%**	**0.68%**		**0.41%**

1-Month MDR (Current Month) =   SUM(Beginning Scheduled balances of liquidating loans) / [SUM(Beginning Scheduled loan balances)- SUM(Scheduled Principal payments)]

m-Month = 3, 6, 12, months or the life of deal to date

m-Month MDR(over m months in period where n is current month)= $1-[(1-MDR_{n-m+1}) * (1-MDR_{n-m+2}) *….* (1-MDR_{n-1}) * (1-MDR_n)]^{(1/m)}$

$CDR_m = 1- [(1- MDR_m)^{12}]$,where m is number of months in period

14. Credit Enhancement Report

Hedge Agreements

Description	Provider	Termination Date	Amount Received From Provider	Amount Paid to Provider
Class A's thru M's Yield Maintenance Agreement	Hsbc Bank Usa	09/25/2010	602,785.53	0.00

16. Overcollateralization Summary

	Prior Required Overcollateralization Amount	Beginning Overcollateralization Amount	Overcollateralization Increase/(Reduction) Amount	Ending Overcollateralization Amount	Current Required Overcollateralization Amount
Deal Total	19,780,006.62	19,780,006.62	0.00	19,780,006.62	19,780,006.62

17. Excess Cashflow, Overcollateralization and Derivative Amounts

Excess Cashflow and Derivative Summary	
(1) Scheduled Unmodified Net Interest	4,507,444.18
(2) Interest Losses	6,205.32
(3) Subsequent Recoveries	347.48
(4) Interest Adjustment Amount	0.00
(5) Yield Maintenance	602,785.53
(6) Certificate Interest Amount	3,695,928.60
(7) OC Reduction Amount	0.00
(8) Excess Cashflow Prior to OC Provisions and Derivative Amounts Available	1,408,443.27

Overcollateralization and Derivative Amounts	
Excess Cashflow Prior to OC Provisions and Derivative Amounts Available	1,408,443.27
(1) Unreimbursed Principal Portion of Realized Losses	0.00
(2) Principal Portion of Realized Losses	217,117.86
(3) Overcollateralization Increase	0.00
(4) Prepayment Interest Shortfall	0.00
(5) Unpaid PPIS With Accrued Interest	0.00
(6) Basis Risk Shortfall Carry-Forward Amount	10,909.53
(7) Relief Act Shortfall	269.85
(8) Unreimbursed Realized Losses	0.00
(9) To Class SB Certificates	1,180,146.03

18. Performance Tests

Senior Balance Test	
Senior Certificate Beginning Balance - Actual Value	573,538,529.08
Zero Balance	0.00
Senior Certificate Beginning Balance = 0.00	False
Current Distribution Date >= Target Distribution	
Current Distribution Period	10
StepDownTarget Distribution Period	37
Current Distribution Date >= Target Distribution Date	False
Stepdown Date - Senior Enhancement Test	
Current Senior Enhancement Percent - Actual value	23.42167800%
Specified Senior Enhancement Percent - Target value	39.59557000%
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
StepDown Date and Senior Enhancement pass	
Current Distribution Date >= Target Distribution Date	False
Senior Enhance Pct >= Specified Senior Enhance Pct (Actual End Balance <= Target End Balance)	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
StepDown Date has occured	
Senior Certificate Beginning Balance = 0.00	False
After StepDown Date and Senior Enh Percent >= Target Percent	False
Stepdown Date has occurred	False
Trigger Event clause (a) - Senior Enhancement Test	
3-Month Average Sixty-Plus Delinquency Percentage - Actual Value	6.10157600%
Senior Enhancement Delinquency Percentage - Target Value	9.39911900%
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False

Trigger Event clause (b) - Realized Loss Test	
Aggregate Realized Loss Percentage - Actual Value	0.08783300%
Scheduled Loss Target Percent	999.99000000%
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect?	
Sixty-Plus Delinquency Percentage >= Senior Enhancement Delinquency Percentage Target	False
Aggregate Realized Loss Percentage >= Scheduled Loss Percent	False
Trigger Event is in effect	False
Stepdown Date and Trigger Event in effect	
Stepdown Date has occurred	False
Trigger Event is in effect	False
Trigger Event is in effect on or after StepDown Date	False

20. Comments

ERISA Text: Each beneficial owner of any Certificate (or any interest therein) which provides credit enhancement for any other Certificate and is available in book-entry form, including any such Class M Certificate, shall be deemed to have represented, by virtue of its acquisition or holding of such Certificate (or interest therein), that either: a) it is not an employee benefit or other plan subject to the prohibited transaction provision of the Employee Retirement Income Security Act of 1974, as amended('ERISA'), or Section 4975 of the Internal Revenue Code of 1986, as amended (a 'Plan'), or any other person (including an investment manager, a named fiduciary or a trustee of any Plan) acting, directly or indirectly, on behalf of purchasing any Certificate with 'plan assets' of any Plan; or b) (i) the transferee is an insurance company, (ii) the source of funds to be used by it to purchase the Certificates is an 'insurance company general account' (within the meaning of Department of Labor Prohibited Transaction Class Exemption ('PTCE') 95-60), and (iii) the conditions set forth in Section I and III of PTCE 95-60 have been satisfied. Any purported beneficial owner of any such book-entry Certificate (or interest therein) to whom either (a) or (b) above does not apply shall indemnify and hold harmless the Company, the Trustee, the Master Servicer, any Subservicer, and the Trust Fund from and against any and all liabilities, claim, cost or expenses incurred by such parties as a result of its acquisition or holding of such Certificate.



Statement To Certificateholder

Residential Asset Securities Corp., 2006-KS1
November 27, 2006

Cash Flow Received and Uses of Funds

Cash Flow Received	Amount
Principal and Interest Payments	19,999,269.09
Prepayment Premium	176,105.71
Liquidation and Insurance Proceeds	783,815.98
Subsequent Recoveries	347.48
Repurchase Proceeds	429,503.43
Other Deposits/Adjustments (including Derivative Payment)	602,785.53
Total Deposits	21,991,827.22

Uses of Funds	Amount
Transfer to Certificate Account	21,924,923.59
Reimbursed Advances and Expenses	66,903.63
Master Servicing Compensation	0.00
Derivative Payment	N/A
Total Withdrawals	21,991,827.22
Ending Balance	0.00